                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G


                       Under the Securities Exchange Act of 1934

                              (Amendment No. __________)*

                               Granite Broadcasting Corp
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                       38724110
                                    (CUSIP Number)

                                       05/31/98
                (Date of Event Which Requires Filing of this Statement)

                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                                   [X] Rule 13d-1(b)
                                   [ ] Rule 13d-1(c)
                                   [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 4 Pages

 CUSIP No.   38724110                 13G                  Page  2 of   4  Pages


      1  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg Pincus Asset Management, Inc.                    13-2673503

      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [ ]
         Not applicable                                          (b) [ ]

      3  SEC USE ONLY

      4  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                     5  SOLE VOTING POWER

                            640,100

    NUMBER OF        6  SHARED VOTING POWER
     SHARES
  BENEFICIALLY              395,500
    OWNED BY
      EACH           7  SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                  1,114,000
      WITH

                     8  SHARED DISPOSITIVE POWER

                             0

      9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,114,000

     10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


     11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              11.68%

     12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA

Item 1(a):                  Name of Issuer:

                            Granite Broadcasting Corp

Item 1(b):                  Address of Issuer's Principal Executive Offices:

                            767 3rd Avenue
                            New York, NY  10017

Item 2(a):                  Name of Person Filing:

                            Warburg Pincus Asset Management, Inc.

Item 2(b):                  Address of Principal Business Office:

                            466 Lexington Avenue, New York, New York 10017

Item 2(c):                  Citizenship:

                            Delaware

Item 2(d):                  Title of Class of Securities:

                            Common Stock

Item 2(e):                  CUSIP Number:

                            38724110

Item 3: If the reporting person is an investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E), check
                            this box.     [X]

Item 4:                     Ownership:

                            (a) Amount beneficially owned: 1,114,000.

                            (b) Percent of class:  11.68%.

                            (c) Number of shares as to which the person has:

                                    (i)   Sole  power to vote or to direct  the
                                          vote 640,100.

                                    (ii)  Shared power to vote or to direct the
                                          vote 395,500.

                                    (iii) Sole power to dispose or to direct the
                                          dispostion of 1,114,000.

                                    (iv)  Shared power to dispose or to direct
                                          the dispostion of 0.

Item 5:                     Ownership of Five Percent or Less of a Class:






                               Page 3 of 4 Pages

Item 6:                     Ownership of More than Five Percent on Behalf of
                            Another Person:

                            Warburg Pincus Asset Management, Inc. ("WPAM") is an Investment Adviser registered with the United States Securities and Exchange Commission. WPAM serves as investment adviser to many accounts including various registered investment companies. The securities which are the subject of this report are owned by our accounts. A registered investment company may own more than 5% of the securities, however, no individual or institutional account does. In this report no registered investment company owned more than 5%.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                            Not Applicable.

Item 8:                     Identification and Classification of
                            Members of the Group:

                            Not Applicable.

Item 9:                     Notice of Dissolution of Group:

                            Not Applicable.

Item 10:                    Certification:

                            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  6/4/98


                                         By:/s/ Linda S. Iovan
                                            ----------------------------
                                            Name:  Linda S. Iovan
                                                   Title: Vice President






                               Page 4 of 4 Pages